NEWS RELEASE

Esperanza Provides Update on Permitting for Esperanza Gold Project

Vancouver, British Columbia – June 10, 2013 - Esperanza Resources Corp. (TSX.V: EPZ) (OTCQX: ESPZF) (“Esperanza” or the “Company”) announced that the Company has received notification (the “notification”) from the Mexican federal permitting authority, Secretaría de Medio Ambiente y Recurso Naturales (“SEMARNAT”) that the Company’s initial environmental permit application (known by the Spanish acronym, “MIA”) in respect of the Company’s Esperanza gold project has not received approval.  The Company has the right, as provided by SEMARNAT in the notification, to resubmit a revised MIA taking into account comments disclosed in the notification.

The notification is a public document in Mexico and is available on the SEMARNAT website at www.semarnat.gob.mx using reference number 17MO2012M0005.

The Company and its advisors have completed an initial review of the notification.  Pursuant to applicable regulation, authorization of the MIA has not been granted as the current MIA does not fully comply with NOM-155-SEMARNAT-2007, which establishes environmental protection requirements for leaching systems for gold and silver ores. The stated reasons are as follows:

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The MIA reflects irregularities or inconsistencies in the categorization of the environmental climate in which the leach pad would reside; and

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The MIA does not include sufficient hydro-geological assessment of the location in which the leach pad would reside.

The Company believes these deficiencies can, subject to additional study, be adequately addressed and intends to re-submit the MIA in due course with revisions designed to comply with the notification.

Greg Smith, President and CEO, commented, “We believe the reasons given by SEMARNAT for withholding approval at this time are reasonable and relate to deficiencies in the submitted MIA rather than issues with the project itself. Further, we are confident these deficiencies can be adequately resolved in a revised MIA. While disappointed with this initial result, we are pleased with the detailed assessment and consideration by SEMARNAT of the MIA and toward comments made by other government agencies and the public as a normal part of SEMARNAT's review. This notification provides substantial clarity regarding permitting considerations for various aspects of the Esperanza gold project. The Company will focus on ensuring these considerations are sufficiently addressed to secure the approval of the revised MIA.”

The Company and its advisors are undertaking a full review of the details of the notification with a view to addressing the comments by SEMARNAT in a fulsome manner. The Company appreciates the prompt response of SEMARNAT to the Company’s application and, as contemplated by SEMARNAT in the notification, will resubmit the revised MIA in due course.

The Esperanza gold project is an important project for the community of Tetlama, the municipality of Temixco, the state of Morelos and for Mexico generally. The Esperanza gold project has strong support from the local community with whom the Company has a long term surface rights agreement and who have worked diligently with the Company through the exploration and development process to date.  The Company is committed to advancing the Esperanza gold project and committed to continuing to work with and support the local community as the MIA is revised and the project continues to advance toward production.

About Esperanza

Esperanza is a precious metals exploration and development company focused on advancing its principal property, the wholly-owned Esperanza gold project (formerly referred to as the Cerro Jumil gold project) in Morelos State, Mexico.

Information regarding the Company and the Esperanza gold project is available on the Company’s website at www.epzresources.com and under the Company’s profile at SEDAR (www.sedar.com).

For further information, contact:

Esperanza Resources Corp.

Simon Venhuizen

Director, Investor Relations

604-336-8194

Toll Free:  1-866-890-5509

simon@epzresources.com

www.epzresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

Certain statements and information contained in this press release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this press release include, but are not limited to statements and information regarding future updates on the permitting process, additional studies and reviews to be conducted, revisions to the environmental permit application and the resubmission of the environmental permit application to SEMARNAT.  Such forward-looking statements are based on a number of material factors and assumptions and involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking information. You are cautioned not to place undue reliance on forward-looking statements contained in this press release. Some of the known risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements are described in the section entitled “Risk Factors” in the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission, which is available at www.sec.gov and the Annual Information Form which is filed on SEDAR at www.sedar.com.  The Company undertakes no obligation to update or revise any forward-looking statements included in this press release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.